Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement and related Prospectus of Genesis Energy, L.P. for the registration of common units, preferred securities, subordinated securities, options, warrants, rights, debt securities and guarantees of debt securities; and to the incorporation by reference therein of our reports dated March 1, 2021, with respect to the consolidated financial statements of Genesis Energy, L.P., and the effectiveness of internal control over financial reporting of Genesis Energy, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas

April 19, 2021